

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 9, 2018

Via E-mail
Todd Hannigan
Chief Executive Officer
Paringa Resources Limited
28 West 44th Street, Suite 810
New York, NY 10036

      Re: Paringa Resources Limited
             Registration Statement on Form 20-F
             Filed September 4, 2018
             File No. 001-38642

Dear Mr. Hannigan:

     As of September 27, 2018 we have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 /s/ James Lopez (for)

                                 John Reynolds
                                 Assistant Director
                                 Office of Beverages,
                                 Apparel and Mining

cc: John Gaffney, Esq.
        Gibson, Dunn & Crutcher LLP